UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
Date of Report: January 26, 2009
Commission File Number: 001-33328
XINHUA FINANCE MEDIA LIMITED
(Translation of registrant’s name into English)
2201, Tower D, Central International Trade Center,
6A Jian Wai Avenue, Chaoyang District,
Beijing 100022, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

XINHUA FINANCE MEDIA LIMITED
FORM 6-K

Page
Signature	3
Exhibit 99.1 — Press Release	4

2

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINHUA FINANCE MEDIA LIMITED
By:	/s/ Fredy Bush
Name:	Fredy Bush
Title:	Chief Executive Officer

Date: January 26, 2009

Exhibit 99.1
[For immediate release]
XFMedia to sell Hyperlink Research to INTAGE Inc.
Sharpening its focus on sports broadcast business
BEIJING, January 23, 2009 — XFMedia (NASDAQ: XFML), a leading media group in China, announced today that it has entered into a memorandum of understanding to sell all of the outstanding equity interests in Shanghai Hyperlink Market Research Co Ltd, a leading market research company in China, to INTAGE Inc., a Tokyo-based market research leader in Japan, for a purchase price of 1,050,000,000 Yen (approx. USD 11.86 million).
“While Hyperlink has continued to build on its reputation as a leading market research company in China, we have decided to focus our resources on our high margin broadcast business with a particular focus on sports,” said Ms. Fredy Bush, XFMedia CEO. “We believe this transaction provides the best environment for both XFMedia and Hyperlink to achieve a new level of success.”
Established in 1997, Hyperlink is a leader in consumer trends research and data in the fast-growing China market. The sale is subject to execution by the parties of a binding sale and purchase agreement, which is expected to occur by January 31, 2009.
End
For more information:
Media Contact
Joy Tsang, XFMedia, +86 21 6113 5999, joy.tsang@xfmedia.cn
Lindsay Koval, AGG International, +1 212 614 4170, lindsay@aggintl.com
IR Contact Edward Liu, XFMedia, +86 21 6113 5978, edward.liu@xfmedia.cn
Howard Gostfrand, American Capital Ventures, +1 305-918-7000, toll free +1 877 918 0774,
info@amcapventures.com

About XFMedia
Xinhua Finance Media (“XFMedia”; NASDAQ: XFML) is a leading media group in China with nationwide access to the upwardly mobile demographic. Through its synergistic business groups, Broadcast, Print and Advertising, XFMedia offers a total solution empowering clients at every stage of the media process and connecting them with their target audience. Its unique platform covers a wide range of media assets, including television, radio, newspaper, magazine, outdoor, online and other media assets.
Headquartered in Beijing, the company has offices and affiliates in major cities of China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. For more information, please visit www.xfmedia.cn.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” ''confident’’ and similar statements. Among other things, quotations from management in this announcement contain forward-looking statements. Statements that are not historical facts, including statements about XFMedia’s beliefs and expectations are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward-looking statements. Potential risks and uncertainties include, but are not limited to, risks outlined in XFMedia’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form -20-F. All information provided in this press release is as of the date hereof, and XFMedia undertakes no duty to update such information, except as required under applicable law.